Exhibit 10.1

Executive Incentive Bonus Plan

Purpose

This Executive Incentive Bonus Plan (the “Incentive Plan”) is intended to provide an incentive for superior performance and to motivate Covered Executives (as defined below) of Monotype Imaging Holdings Inc. or any of its subsidiaries (the “Company”) toward superior achievement and business results. Awards under this Incentive Plan are intended to be Cash-based Awards under Section 10 of the Company’s Amended and Restated 2007 Stock Option and Incentive Plan (“2007 Stock Plan”).

Eligibility

From time to time, the Management Development and Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) may select certain key executives of the Company (the “Covered Executives”) to be eligible to receive bonuses under the Incentive Plan.

Administration

The Compensation Committee shall have the sole discretion and authority to administer and interpret the Incentive Plan.

Awards

Targets. On an annual basis, the Compensation Committee will determine the target award for each Covered Executive. The Compensation Committee may establish certain specified performance goals as threshold goals, which, if not met, will preclude a Covered Executive from receiving any award for the applicable performance period.

Performance Metrics. On an annual basis, the Compensation Committee will establish performance goals that relate to financial and operational metrics with respect to the Company (the “Corporate Performance Goals”), which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. Each Corporate Performance Goal shall have a target (100% attainment of the Corporate Performance Goal) and may also have a “minimum” hurdle and/or a “maximum” amount.

Assessing Performance. Following the completion of each fiscal year, the Compensation Committee shall meet to review and determine whether, and to what extent, the Corporate Performance Goals for the year have been achieved. The Compensation Committee shall then determine the annual bonus payable to each Covered Executive each year based upon such review and determination.

Payment. Bonuses awarded for any fiscal year under the Incentive Plan will be made as soon as practicable within 75 days after the end of such fiscal year. In order to receive a bonus under the Incentive Plan, Covered Executives must be employed by the Company on the last date of the fiscal year to which the bonus relates unless otherwise determined by the Compensation Committee. All amounts payable hereunder shall be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, as a result of being “short term deferrals” for purposes of such section to the greatest extent possible

Clawback. In the event that there is a subsequent change in the Company’s audited financial statements that impacts whether Corporate Performance Goals were satisfied, Covered Executives will be required to repay to the Company any amount that was paid based solely on the satisfaction of a bonus target that was not, after such change, satisfied. While the Compensation Committee shall have no discretion to determine whether or not the repayment obligations shall be enforced, the final amounts to be repaid by each Covered Executive shall be determined by the Compensation Committee.

Amendment or Termination of the Incentive Plan

The Compensation Committee may amend or terminate the Incentive Plan at any time in its sole discretion.

Originally adopted by the Compensation Committee:	February 24, 2014
Amended by the Compensation Committee:	October 24, 2018

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